Exhibit 99.2

CHAI-NA-TA CORP.

Interim Consolidated Financial Statements
Three and six months ended June 30, 2010

(Unaudited – Prepared by Management)

Chai-Na-Ta Corp.
Second Quarter Report
For the period ended June 30, 2010

CHAI-NA-TA CORP.
Consolidated Balance Sheets
(Unaudited)

In thousands of Canadian dollars	Note	June 30 2010	December 31 2009

ASSETS
Current assets
Cash		$2,569	$2,488
Accounts receivable and other assets		525	13
Inventory		3,972	6,668
Ginseng crops		4,423	3,898
Prepaid expenses		67	87
		11,556	13,154

Ginseng crops	5	2,542	2,154
Prepaid expenses		26	28
Property, plant and equipment		2,341	2,513
		$16,465	$17,849

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$418	$459
Customer deposits		2,647	3,301
Current portion of long-term debt	3	-	446
		3,065	4,206

Long-term debt	3	6,574	6,499
Total liabilities		9,639	10,705

SHAREHOLDERS' EQUITY
Share capital	4	38,246	38,246
Contributed surplus		338	338
Accumulated other comprehensive income		788	806
Deficit		(32,546)	(32,246)
		(31,758)	(31,440)
Total equity		6,826	7,144
		$16,465	$17,849

Going concern (Note 1)
Commitments, contingencies and guarantees (Note 8)

Approved by the Board:

"Derek Zen"	"Wilman Wong"

Derek Zen	Wilman Wong
Director	Director

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2010

CHAI-NA-TA CORP.
Interim Consolidated Statements of Operations and Deficit
(Unaudited)

		Three months ended		Six months ended
in thousands of Canadian dollars (except per share amounts)	Note	June 30 2010	June 30 2009	June 30 2010	June 30 2009

Revenue		$1,980	$1,766	$2,805	$4,696

Cost of goods sold
Cost of inventory sold		1,915	1,251	2,696	4,137
Shipping and handling fees		28	16	39	74
Write-down of ginseng crops	5	170	-	170	-
		2,113	1,267	2,905	4,211
Gross (loss) margin		(133)	499	(100)	485

Selling, general and administrative expenses		214	220	417	467
Wind-up expenses of terminated operations	6	-	275	-	449
Interest on short-term debt		-	10	-	36
Interest on long-term debt	3	124	78	194	187
		338	583	611	1,139

Operating loss		(471)	(84)	(711)	(654)

Other income	7	313	1,562	411	1,444

NET (LOSS) EARNINGS FOR THE PERIOD		$(158)	$1,478	$(300)	$790

Deficit, beginning of period		(32,388)	(33,603)	(32,246)	(32,915)

DEFICIT, END OF PERIOD		$(32,546)	$(32,125)	$(32,546)	$(32,125)

Basic and diluted (loss) earnings per share		$(0.00)	$0.04	$(0.01)	$0.02

Weighted average number of shares used to calculate basic and diluted (loss) earnings per share (in thousands)		34,698	34,698	34,698	34,698

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2010

CHAI-NA-TA CORP.
Interim Consolidated Statements of Comprehensive (Loss) Income
(Unaudited)

	Three months ended		Six months ended
in thousands of Canadian dollars	June 30 2010	June 30 2009	June 30 2010	June 30 2009

Earnings (Loss) for the period	$(158)	$1,478	$(300)	$790

Other comprehensive income
Change in cumulative translation adjustments as a result of unrealized foreign exchange differences	86	207	(18)	126
Comprehensive (loss) income	$(244)	$1,685	$(318)	$916

CHAI-NA-TA CORP.
Interim Consolidated Statements of Accumulated Other Comprehensive Income
(Unaudited)

	Three months ended		Six months ended
in thousands of Canadian dollars	June 30 2010	June 30 2009	June 30 2010	June 30 2009

Balance, beginning of period	$874	$361	$806	$442

Other comprehensive (loss) income for the period	(86)	207	(18)	126
Balance, end of period	$788	$568	$788	$568

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2010

CHAI-NA-TA CORP.
Interim Consolidated Statements of Cash Flows
(Unaudited)

		Three months ended		Six months ended
in thousands of Canadian dollars	Note	June 30 2010	June 30 2009	June 30 2010	June 30 2009

Operating Activities
Net (loss) earnings		$(158)	$1,478	$(300)	$790
Items included in net (loss) earnings not affecting cash	10(a)	1,776	129	2,411	3,557
Changes in non-cash operating assets and liabilities	10(b)	(873)	208	(1,152)	(413)
Crop cost expenditures		(699)	(831)	(929)	(1,158)
		46	984	30	2,776

Financing Activities
Bank indebtedness		-	(1,490)	-	(3,060)
Repayment of long-term debt		-	(66)	(448)	(72)
		-	(1,556)	(448)	(3,132)

Investing Activities
Purchase of property, plant and equipment		(42)	(15)	(42)	(15)
Proceeds from disposition of property, plant and equipment		535	-	541	-
Proceeds from disposition of assets held for sale		-	841	-	956
		493	826	499	941

Effect of exchange rates changes on cash and cash equivalents		1	(3)	-	(2)

NET INCREASE IN CASH		$540	$251	$81	$583

CASH, BEGINNING OF THE PERIOD		2,029	524	2,488	192

CASH, END OF THE PERIOD		$2,569	$775	$2,569	$775

SUPPLEMENTAL INFORMATION:

Other cash flows:
Interest paid		$257	$68	$269	$98

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2010

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

1.	Going concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced an operating loss of $711,000 for the six months ended June 30, 2010 and has an accumulated deficit of $32,546,000 as at June 30, 2010. The Company is closely monitoring cash resources and has received significant financing from a company formerly under common control.

The Company's ability to continue as a going concern is dependant on achieving ongoing profitable operations and the continued financial support of its creditors. These consolidated financial statements do not include any adjustments to the amounts and reclassification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	Summary of significant accounting policies

a)	Interim financial statements

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) except that certain information and note disclosures normally included in the Company’s annual consolidated financial statements have not been presented. These interim consolidated financial statements and notes should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2009. These interim consolidated financial statements are subject to seasonality due to the timing of crop harvesting which typically occurs in the fall and the timing of subsequent sales, and therefore may not be indicative of results to be expected for the year ending December 31, 2010.

The interim consolidated financial statements follow the same accounting policies and methods of computation as the most recent annual consolidated financial statements except as noted below.

b)	Future changes in accounting policies

In April 2008, the Canadian Accounting Standards Board confirmed that on January 1, 2011 Canadian GAAP will be replaced by International Financial Reporting Standards (“IFRS”) for publicly accountable enterprises. Management initiated its IFRS changeover plan in 2009 but has now suspended its changeover to IFRS and intends to convert to United States Generally Accepted Accounting Principles (“US GAAP”) instead of IFRS. Management believes that the conversion to US GAAP will be much less onerous and costly as the Company already reconciles to US GAAP annually as part of its filings with the United States Securities Exchange Commission. The accounting standards that will materially affect the Company's reported financial position and results of operations are disclosed in Note 13.

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2010

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

c)	Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods. Significant estimates are used for, but not limited to, the accounting for doubtful accounts, net realizable value of inventory, crop costs, depreciation of property, plant and equipment, fair value of assets held for sale, future income taxes and contingencies. Actual results may differ from those estimates.

3.	Long-term debt

in thousands of Canadian dollars	June 30 2010	December 31 2009

Term loan	$6,574	$6,945

Less: current portion	-	446
	$6,574	$6,499

On September 1, 2009 the Company agreed to a three year extension of an existing loan facility of HK$51,500,000 from a company formerly under common control. The loan is unsecured and bears interest at 6.25%. The Company repaid HK$3,300,000 ($448,000) on March 1, 2010 ahead of the new scheduled repayment date of September 1, 2010. For the three and six month periods ended June 30, 2010, the Company incurred $124,000 and $194,000 (2009 - $78,000 and $187,000) of interest, respectively, which has been included in interest on long-term debt on the statements of operations and deficit.

The term loan is scheduled to be repaid over the next three years as follows (all amounts in thousands of dollars of the respective currencies):

	Scheduled repayments		Canadian dollar
Year	HK$	US$	equivalents
2010	$-	$-	$-
2011	16,700	-	2,275
2012	1,250	3,878	4,299
	$17,950	$3,878	$6,574

The Canadian dollar equivalents are calculated using foreign exchange rates as of June 30, 2010.

4.	Share capital

In thousands	Number of Shares	Amount

Common Shares
Balance as at December 31, 2009 and June 30, 2010	34,698	$38,246

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2010

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

5.	Write-down of ginseng crops

During the three month period ended June 30, 2010, the Company recorded a $170,000 write-down on the long-term ginseng crops that are expected to be part of the 2011 harvest. This write-down was recorded due to frost damage at one of the Company's farm locations which damaged the ginseng crops and reduced the expected yield from that specific location which in turn reduced the net realizable value of those ginseng crops.

6.	Wind-up expenses of terminated operations

Wind-up expenses of terminated operations includes all expenditures associated with closing the ginseng farm operations in British Columbia after the final harvest was completed in 2008.

7.	Other income

	Three months ended
in thousands of Canadian dollars	June 30 2010	June 30 2009

Foreign exchange (losses) gains	$(184)	$286
Gains on disposal of property, plant and equipment and assets held for sale	495	322
Government supplements	-	954
Other non-operating income	2	-
	$313	$1,562

	Six months ended
in thousands of Canadian dollars	June 30 2010	June 30 2009

Foreign exchange (losses) gains	$(79)	$167
Gains on disposal of property, plant and equipment and assets held for sale	487	322
Government supplements	-	954
Other non-operating income	3	1
	$411	$1,444

Foreign exchange (losses) gains for the three months ended June 30, 2010 include a $24,000 gain (2009 - $208,000 loss) and for the six months ended June 30, 2010 include a $19,000 loss (2009 -$126,000 loss) on foreign exchange forward contracts.

Government supplements include funds received from Agriculture Canada as compensation for cost of production increases and reduced margins of the Company's farming operations in prior years net of program participation fees and related costs. There are no contingencies attached to the funds received.

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2010

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

8.	Commitments, contingencies and guarantees

a)

The Company has entered into a forward contract with a Canadian bank to purchase US$1,400,000 on September 22, 2010 to partially hedge against the term loan detailed in Note 3. If the spot Canadian/US dollar exchange rate is less than or equal to $1.0000 on the contract date, the exchange rate of the purchase will be $1.0000. If the exchange rate is greater than or equal to $1.0535 on the contract date, the exchange rate of the purchase will be $1.0535. If the exchange rate is between $1.0000 and $1.0535 on the contract date, the contract will expire and a purchase obligation will not take place. At June 30, 2010, the closing exchange rate of $1.0646 resulted in the contract having a fair market value of $16,000 which is included in accounts receivable and other assets on the consolidated balance sheet.

b)

The Company is involved in a legal proceeding as a result of an automobile accident. The Company believes that existing insurance will be sufficient to cover any claim from this matter. While the outcome of this proceeding cannot be determined at this time, no provision has been recorded as the Company believes that the resolution of this proceeding will not have a material impact on the financial condition, earnings or cash flows of the Company.

9.	Foreign exchange contract

The Company has a term loan denominated in Hong Kong dollars as detailed in Note 3 and as a result is exposed to foreign exchange risks. The Company uses foreign exchange contracts to partially hedge against the loan. For the three and six month periods ended June 30, 2010, the Company received proceeds of $NIL and $59,000, respectively, as a result of foreign exchange contracts of which $16,000 was included in other income (loss) on the statement of operations and deficit for the year ended December 31, 2009. For the three and six month period ended June 30, 2009, the Company received proceeds of $NIL and $424,000, respectively, as a result of foreign exchange contracts of which $395,000 was included in other income on the statement of operations and deficit for the year ended December 31, 2008. At period-end exchange rates, the Company would receive $16,000 to settle its existing foreign exchange contract as described in Note 8(a).

The Company also uses foreign exchange contracts to partially hedge against interest payments on the loan denominated in Hong Kong dollars. For the three and six month period ended June 30, 2010, the Company recorded a gain of $9,000 as a result of these foreign exchange contracts which is included in other income (loss) on the statement of operations and deficit. There were no such contracts in the corresponding prior year periods and there are none outstanding as of June 30, 2010.

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2010

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

10.	Cash flow information

a)	Items included in net (loss) earning not affecting cash

	Three months ended
in thousands of Canadian dollars	June 30 2010	June 30 2009

Depreciation and amortization	$3	$3
Gains on disposal of property, plant and equipment and assets held for sale	(495)	(322)
Cost of ginseng crops sold	1,914	716
Non-cash realized foreign exchange (gains) losses	184	(268)
Write-down of ginseng crops	170	-
	$1,776	$129

	Six months ended
in thousands of Canadian dollars	June 30 2010	June 30 2009

Depreciation and amortization	$5	$5
Gains on disposal of property, plant and equipment and assets held for sale	(487)	(322)
Cost of ginseng crops sold	2,695	3,601
Non-cash realized foreign exchange losses	28	273
Write-down of ginseng crops	170	-
	$2,411	$3,557

b)	Changes in non-cash operating assets and liabilities

	Three months ended
in thousands of Canadian dollars	June 30 2010	June 30 2009

Accounts receivable and other receivables	$(499)	$(54)
Inventory	9	(1)
Prepaid expenses and other assets	(21)	(30)
Accounts payable and accrued liabilities	6	(110)
Customer deposits	(368)	403
	$(873)	$208

	Six months ended
in thousands of Canadian dollars	June 30 2010	June 30 2009

Accounts receivable and other receivables	$(497)	$62
Inventory	1	16
Prepaid expenses and other assets	23	11
Accounts payable and accrued liabilities	(25)	(187)
Customer deposits	(654)	(315)
	$(1,152)	$(413)

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2010

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

11.	Segmented information

The Company operates in one industry segment and two geographic regions. The geographic region that the revenue is derived from is determined by the residency of the customer. Intersegment revenue is determined by the residency of the subsidiary selling the product. Major customers include all customers with whom the Company has derived revenue greater than 10% of its total revenue within the reporting period.

	Three months ended
in thousands of Canadian dollars	June 30 2010	June 30 2009
External revenue from operations located in:
Canada	$57	$1,116
Far East	1,923	650
	$1,980	$1,766
Intersegment revenue from operations located in:
Canada	$1,749	$242
Far East	-	556
	$1,749	$798
Net (loss) earnings from operations located in:
Canada	$(167)	$1,412
Far East	9	66
	$(158)	$1,478

	Six months ended
in thousands of Canadian dollars	June 30 2010	June 30 2009
External revenue from operations located in:
Canada	$100	$1,299
Far East	2,705	3,397
	$2,805	$4,696
Intersegment revenue from operations located in:
Canada	$2,585	$2,130
Far East	-	556
	$2,585	$2,686
Net (loss) earnings from operations located in:
Canada	$(289)	$788
Far East	(11)	2
	$(300)	$790

All of the Company's long-lived assets, which comprise of all assets not classified as current assets, were in the Canadian geographic region as at June 30, 2010 and June 30, 2009.

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2010

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

Major customers:

For the three months ended June 30, 2010, revenue consisted of sales primarily to two customers, which accounted for $1,669,000 and $253,000, respectively, from the Far East geographic region (June 30, 2009 - two customers which accounted for $629,000 from the Far East geographic region and $1,040,000 from the Canadian geographic region).

For the six months ended June 30, 2010, revenue consisted of sales primarily to two customers, which accounted for $2,103,000 and $348,000, respectively, from the Far East geographic region (June 30, 2009 - four customers which accounted for $1,460,000, $1,371,000 and $545,000, respectively, from the Far East geographic region and $1,040,000 from the Canadian geographic region).

12.	Related party transactions

In the normal course of business, the Company pays management fees to Wai Kee Holdings Limited ("Wai Kee") for performing sales, accounting and administrative services for CNT Trading (Hong Kong) Limited. Wai Kee is a Hong Kong based publicly traded company which owns 38% of the shares of the Company and has a director in common with the Company. For the three and six month periods ended June 30, 2010, the Company paid management fees of $15,000 and $36,000 (June 30, 2009 - $30,000 and $60,000), respectively, of which $10,000 remains outstanding and is included in accounts payable and accrued liabilities on the consolidated balance sheet.

13.	Differences between Canadian GAAP and US GAAP

The Company has identified the following differences between Canadian GAAP and US GAAP which have a material impact on the financial statements of the Company.

Under Canadian GAAP, interest relating to expenditures on ginseng crop costs has been capitalized. The interest is included in inventory when the ginseng crops are harvested and cost of goods sold when the inventory is sold. Under US GAAP, the portion of interest relating to expenditures on ginseng crop costs would not be eligible for capitalization to ginseng crop costs. The amount would be expensed as period costs and accordingly, the carrying value of crop costs and inventory under US GAAP would be different. Similarly, interest that had been capitalized under Canadian GAAP and included in cost of sales would not have been reported as cost of sales for the period under US GAAP since such costs would have previously have been expensed as period costs.

Under Canadian GAAP, inventory and ginseng crops are recorded at the lower of cost or estimated net realizable value. Any write-down to estimated net realizable value can be reversed in subsequent periods if there is a change in circumstances which result in an increase in the estimated net realizable. Under US GAAP, inventory and ginseng crops are also recorded at the lower of cost or estimated net realizable value but there is no allowance to reverse a write-down to estimated net realizable value as there is under Canadian GAAP.

Under Canadian GAAP, interest and finance charges are presented as operating expenses and are included in the calculation of operating income. Under US GAAP, interest and finance charges would be presented as non-operating expenses and would therefore be excluded from the calculation of operating income.

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2010

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

As a result of these differences, the balance sheet of the Company as at June 30, 2010 would change under US GAAP as follows:

			Increase
			(Decrease) in
	Canadian	US	Shareholders'
in thousands of Canadian dollars	GAAP	GAAP	Equity
Assets
Inventory	$3,972	$3,563	$(409)
Short-term ginseng crops	4,423	4,419	(4)
	$8,395	$7,982	$(413)

Shareholders' Equity	$6,826	$6,413	$(413)

The statement of operations for the three month period ended June 30, 2010 would change under US GAAP as follows:

			Increase
	Canadian	US	(Decrease)
in thousands of Canadian dollars	GAAP	GAAP	in Earnings

Cost of goods sold	$2,113	$2,068	$45

Operating loss	$(471)	$(299)	$172

Net loss	$(158)	$(113)	$45

The statement of operations for the six month period ended June 30, 2010 would change under US GAAP as follows:

			Increase
	Canadian	US	(Decrease)
in thousands of Canadian dollars	GAAP	GAAP	in Earnings

Cost of goods sold	$2,905	$2,815	$90

Operating loss	$(711)	$(427)	$284

Net loss	$(300)	$(210)	$90

There was no change in interest expense during the three and six month periods ended June 30, 2010 as the Company did not capitalize any interest under Canadian GAAP.